UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, April 2020

Commission File Number: 001-34661

Lianluo Smart Limited

 (Translation of registrant’s name in English)

Room 611, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road,

Changping District, Beijing, 102200

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 24, 2020, Mr. Xiaogang Tong resigned from his positions as an independent director and member of each committee of the Board of Directors of Lianluo Smart Limited (the “Company”), effectively immediately. Mr. Tong’s resignation was due to personal reasons and not because of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On the same date, the Board of Directors of the Company appointed Mr. Fuya Zheng (“Mr. Zheng”) as a director, member of each of Audit Committee, Compensation Committee and Nominating Committee and Chair of Audit Committee of the Company.

Mr. Zheng, age 53, has extensive experience in corporate finance and investment management. He was a consultant of Yingde Gases Group Company (“Yingde Gases”), a leading industrial gas supplier in China, from September 2017 to March 2020 and independent director of Yingde Gases from September 2009 to September 2017. From February 2018 until May 2019, Mr. Zheng was also an independent director of ChinaCache International Holdings Ltd. (CCIHY). From January 2008 to November 2012, Mr. Zheng acted as Chief Financial Officer of Cogo Group, Inc., a then Nasdaq listed company that provided customized module design solutions and manufactured electronic products in China. He was also a director of the same company from January 2005 to November 2012. Prior to that, Mr. Zheng was vice president of travel service at eLong, Inc., one of the leading online travel service companies in China and listed on the NASDAQ, where he was responsible for the overall operation of eLong Inc.’s travel services. Mr. Zheng received a Bachelor of Business Administration majoring in accounting from City University of New York in 1994.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

April 27, 2020	By:	/s/ Zhitao He
Zhitao He
Chief Executive Officer

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